UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.19)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 270,783

	8.	Shared Voting Power

	9.	Sole Dispositive Power 270,783

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,783

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.86

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	CBPS, LLC 27-0949811

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 205,813

	8.	Shared Voting Power

	9.	Sole Dispositive Power 205,813

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,813

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.41

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,943,325

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,943,325

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,943,325

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 20.2%

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, Amendment No. 13 was filed on August 22, 2008, Amendment No. 14 was filed on January 30, 2009, Amendment No. 15 was filed on March 5, 2009, Amendment No. 16 was filed on April 29, 2009, Amendment No. 17 was filed on July 24, 2009, and Amendment No. 18 was filed on October 19, 2009 on behalf of Seidman and Associates, L.L.C. (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”), LSBK06-08, L.L.C. (“LSBK”) and CBPS, L.L.C. ("CBPS"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on December 4, 2009 the Reporting Persons owned beneficially an aggregate of 3,021,804 shares of Common Stock which constituted approximately 20.7% of the 14,572,029 shares of Common Stock outstanding as of October 31, 2009 as disclosed in the Company's  10-Q dated November 9, 2009.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2009

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

By:	/s/ Lawrence B. Seidman
Power of Attorney, CBPS, LLC

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
LSBK	11/6/2009	8.0308	61,033.95	7,600
Total			61,033.95	7,600

CBPS	10/20/2009	7.8915	78,915.00	10,000
CBPS	10/21/2009	7.8979	55,285.30	7,000
CBPS	10/22/2009	7.8697	78,697.00	10,000
CBPS	10/23/2009	7.8987	53,711.16	6,800
CBPS	11/2/2009	7.9322	37,757.27	4,760
CBPS	11/3/2009	7.9686	95,463.83	11,980
CBPS	11/4/2009	7.9657	47,794.20	6,000
CBPS	11/5/2009	7.9501	50,101.81	6,302
CBPS	11/9/2009	8.0524	66,029.68	8,200
CBPS	11/10/2009	7.9519	34,916.80	4,391
CBPS	11/11/2009	7.9512	44,121.21	5,549
CBPS	11/12/2009	7.9195	117,660.01	14,857
CBPS	11/13/2009	7.9041	22,921.89	2,900
CBPS	11/18/2009	8.2500	40,425.00	4,900
CBPS	11/19/2009	8.2419	90,660.90	11,000
CBPS	11/20/2009	8.2801	50,508.61	6,100
CBPS	11/23/2009	8.4500	21,970.00	2,600
CBPS	11/24/2009	8.4166	37,874.70	4,500
CBPS	11/25/2009	8.4500	25,350.00	3,000
CBPS	11/27/2009	8.4181	50,508.60	6,000
CBPS	11/30/2009	8.3850	46,117.50	5,500
CBPS	12/4/2009	9.0303	60,503.01	6,700
Total			1,207,293.48	149,039